

By Electronic Mail

March 17, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: BlackRock ETF Trust II
Issuer CIK: 0001804196
Issuer File Number: 333-236575/811-23511
Form Type: 8-A12B
Filing Date: March 17, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- BlackRock High Yield Muni Income Bond ETF (HYMU)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Initial Listings Analyst